EXHIBIT 99.1

Westport and Scania Announce Impressive Test Results of H₂ HPDI™ Fuel System for Heavy-Duty Transport

VANCOUVER, British Columbia, Oct. 26, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport”) (TSX: WPRT / Nasdaq: WPRT) a global leader in low-emissions alternative fuel transportation technologies, and Scania AB, a world-leading provider of transport solutions, announced today impressive engine test results of Westport’s H₂ HPDI fuel system for heavy-duty vehicle applications.

The joint demonstration program between Westport and Scania tests the capabilities of the H₂ HPDI fuel system as applied to the Scania 13-Litre CBE1 platform, Scania’s next-generation, best-in-class engine intended for Euro Vll on-highway emission standards. Scania’s engine fulfils the strictest exhaust emission requirements with low fuel consumption and high torque. When using Westport’s HPDI technology fueled with hydrogen, a zero-carbon fuel, the early test results show performance with a peak Brake Thermal Efficiency of 51.5 % complemented by 48.7% at road load conditions, all with engine-out NOx similar to the base diesel engine, which is compatible with Euro VII and EPA27.

“Westport’s expertise is in working with gaseous fuels. Hydrogen use in an internal combustion engine with our HPDI fuel system is an affordable pathway to employ a zero-carbon fuel using existing engine architecture and existing manufacturing infrastructure,” said David M. Johnson, chief executive officer of Westport Fuel Systems. “This exciting evolution of our patented technology provides greater performance while achieving dramatically reduced emissions.”

“The H₂ HPDI concept requires limited redesign of the diesel cylinder head and no redesign of the external gas exchange system, exhaust aftertreatment system or crank case ventilation system, while providing high low-end torque – 28bar BMEP at 900rpm – and excellent transient performance. This enables a short time to market with an excellent product associated with low investments, and could be a complement to battery electric vehicles, especially for long haulage and locations with limited electrical infrastructure,” said Eric Olofsson, senior technical advisor at Scania.

The companies expect to complete the initial engine testing in the coming month, before continuing with the next step. Hydrogen use in an internal combustion engine with the H₂ HPDI fuel system is a cost-competitive pathway with existing technology to employ a zero-carbon fuel to power heavy-duty transportation applications that require robust and reliable solutions.

About Scania
Scania is a world-leading provider of transport solutions, including trucks and buses for heavy transport applications, with an extensive product-related service offering. With over 54,000 employees in more than 100 countries, and together with our partners and customers, we are driving the shift towards a sustainable transport system. For more information, visit www.scania.com.

About Westport
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Canada, with global operations we serve our customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward-looking statements made in this press release include statements regarding proposed emission standards, timing of the completion of initial engine testing, affordability pathways, complementary technologies, timing to market and advancement to next steps. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to governmental policies and regulation, the availabilitiy and price of hydrogen, reproducability of testing results in additional applications as well as other risk factors and assumptions that may affect our actual results, performance or achievements that are described in Westport Fuel Systems' continuous disclosure filings available under Westport Fuel Systems' SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

Inquiries:
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An infographic accompanying this announcement is available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/bc41e446-c747-4a51-8b7b-bdafa0554494